EXHIBIT 3.5.2


                         EXECUTIVE EMPLOYMENT AGREEMENT

This Employment Agreement ("Agreement") is made and effective this March 1, 2000 by and between PowerSource Corporation ("Company") and Illya Bond ("Executive").

NOW, THEREFORE, the parties hereto agree as follows:

1.       Employment.

Company hereby agrees to initially employ Executive as CEO of the Company and Executive hereby accepts such employment in accordance with the terms of this Agreement and the terms of employment applicable to regular employees of Company. In the event of any conflict or ambiguity between the terms of this Agreement and terms of employment applicable to regular employees, the terms of this Agreement shall control. Election or appointment of Executive to another office or position, regardless of whether such office or position is inferior to Executive's initial office or position, shall not be a breach of this Agreement.

2.       Duties of Executive.

The duties of Executive shall include the performance of all the duties typical of the office held by Executive as described in the bylaws of the Company and such other duties and projects as may be assigned by a superior officer of the Company, if any, or the board of directors of the Company. Executive shall devote his entire productive time, ability and attention to the business of the Company and shall perform all duties in a professional, ethical and businesslike manner. Executive may be engaged directly or indirectly in any other business, as long as it does not jeopardize his executive duties in relation to the Company.

3.       Annual Compensation and Long - Term Compensation

Executive will be paid compensation during this Agreement as follows:

A. A base salary of $8,000.00 per month for the first 6 month of this Agreement, effective March 1, 2000. At the end of the first 6 month and shall continue at $9,500.00 per month until January 1, 2002, at which time the salary will increase to $13,000.00 per month and shall remain constant for the term of this Agreement. This salary is payable in installments according to the Company's regular payroll schedule. The base salary shall be adjusted at the end of each year of employment at the discretion of the board of directors.

B. An incentive salary equal to 1.5% of the adjusted net profits of the Company beginning with the Company's year end December 31 1999 and each fiscal year thereafter during the term of this Agreement. "Adjusted net profit" shall be the net profit of the Company after federal and state income taxes, determined in accordance with generally accepted accounting practices by the Company's independent accounting firm and adjusted to exclude: (I) and incentive salary payments paid pursuant to this Agreement; (ii) any contribution to pension and/or profit sharing plans; (iii) any extraordinary gains or losses (including, but not limited to, gains or losses on disposition of assets); (iv) any refund or deficiency of federal and state income taxes paid in a prior year; and (v) any provision for federal or state income taxes made in prior years which is subsequently determined to be unnecessary. The determination of the adjusted net profits made by the independent accounting firm employed by the Company shall be final and binding upon Executive and Company. The incentive salary payment shall be made within thirty (30) days after the Company's independent accounting firm has concluded its audit. If the final audit is not prepared within ninety (90) days after the end of the fiscal year, then Company shall make a preliminary payment equal to fifty percent (50%) of the amount due based upon the adjusted net profits preliminary determined by the independent accounting firm, subject to payment of the balance, if any, promptly following completion of the audit by the Company's independent accounting firm.

C.       Long-Term Compensation

The long-term compensation program consist of stocks options and a performance stock program.

STOCK OPTION: The Company's Board of Directors will determine the size of option grants base on Committee reviewed survey data covering other companie's practices in the same industry.

PERFORMANCE STOCK PROGRAM: The Performance Stock Program is a multi-year program for the Company's senior executives and is a part of this Agreement. This type of compensation will be determent by the Board of Directors, no later then by the end of the first quarter of year 2000.

BONUSES: Under the Company's annual bonus plan, a target bonus is set for each Executive. The target bonus ranged from 10 percent of base salary to 50 percent of base salary. The Board of Directors established at the beginning of the year a performance threshold for the year. The plan provides that no bonuses will be paid to the Company's "covered employees" if the performance threshold is not met.

Leadership and Development Bonus: The Board of Directors will review and establish Company's leadership and organization development plans, as well as the Company's profiles for succession candidates.

4.       Benefits

A. Holidays. Executive will be entitled to all legal paid holidays each calendar year and seven personal days. Company will notify Executive on or about the beginning of each year with respect to the holiday schedule for the coming year. Personal holidays, if any, will be scheduled in advance subject to requirements of Company. Such holidays must be taken during the calendar year and cannot be carried forward into the next year. Executive is not entitled to any personal holidays during the first six months of employment.

B. Vacation. Following the first six months of employment, Executive shall be entitled to 3 weeks paid vacation each year and shall be taken in no more than 2 consecutive weeks.

C. Sick Leave. Executive shall be entitled to sick leave and emergency leave according to the regular policies and procedures of Company. Additional sick leave or emergency leave over and above paid leave provided by the Company, if any, shall be unpaid and shall be granted at the discretion of the board of directors.

D. Medical and Group Life Insurance. Company agrees to include Executive in the group medical and hospital plan of North Star Enterprises and provide group life insurance for Executive at no charge to Executive in the amount of 500000 during this Agreement. Executive shall be responsible for payment of any federal or state income tax imposed upon these benefits.

E. Pension and Profit Sharing Plans. Executive shall be entitled to participate in any pension or profit sharing plan or other type of plan adopted by Company for the benefit of its officers and/or regular employees.

F. Expense Reimbursement. Executive shall be entitled to reimbursement for all reasonable expenses, including travel and entertainment, incurred by Executive in the performance of Executive's duties. Executive will maintain records and written receipt as required by the Company policy and reasonably requested by the board to substantiate such expenses.

5.       Terms and Termination

A. The Initial Term of this Agreement shall commence on March 1, 2000 and it shall continue in effect for a period of 3 years. Thereafter, the Agreement shall be renewed upon the mutual agreement of Executive and Company. This Agreement and Executive's employment may be terminated at Company's discretion only after the Initial Term, provided that Company shall pay to Executive an amount equal to servance pay equal to that month's salary. In the event of such a discretionary termination, Executive shall not be entitled to receive any incentive salary payment or any other compensation then in effect, prorated or otherwise.

B. This Agreement and Executive's employment may be terminated by Company at its discretion at any time after the Initial Term, provided that in such case, Executive shall be paid servance pay of 2 month's salary. In the event of a discretionary termination, Executive shall not be entitled to receive any incentive salary payment or any other compensation then in effect, prorated or otherwise.

C. This Agreement may be terminated by Executive at Executive's discretion by providing at least thirty (30) days written notice to Company. In the event of termination by Executive pursuant to this subsection, Company may immediately relieve Executive of all duties and immediately terminate this Agreement, provided that Company shall pay Executive at the then applicable base salary rate to the termination date included in Executive's original termination notice.


D. In the event Company is acquired, or is the non-surviving party in a merger, or sells all or substantially all of its assets, Company will use its best efforts to transfer this Agreement and use its best efforts to ensure that the transferee or surviving company is bound by the provisions of this Agreement.

6.       Notices

Any notice required by this Agreement or given in connection with it, shall be in writing and shall be given to the appropriate party by personal delivery or by certified mail, postage prepaid, or recognized overnight delivery services;

         If to Company:
         PowerSource Corporation
         3660 Wilshire Blvd., Suite 1104
         Los Angeles, CA 90010

         If to Executive:
         Illya Bond

7.       Final Agreement

This Agreement terminates and supersedes all prior understandings or agreements on the subject matter hereof. This Agreement may be modified only be a further writing that is duly executed by both parties.

8.       Governing Law.

This Agreement shall be construed and enforced in accordance with the laws of the state of California.

9.       Headings.

Headings used in this Agreement are provided for convenience only and shall not be used to construe meaning or intent.

10.      No Assignment.

Neither this Agreement nor any interest in this Agreement may be assigned by Executive without the prior express written approval of Company, which may be withheld by Company at Company's absolute discretion.

11.      Severability.

If any term of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, then this Agreement, including all of the remaining terms, will remain in full force and effect as if such invalid or unenforceable term had been included.

12.      Arbitration.

The parties agree that they will use their best efforts to amicably resolve any dispute arising out of or relating to this Agreement. Any controversy, claim or dispute that cannot be so resolved shall be settled by final binding arbitration in accordance with the rules of the American Arbitration Association and judgment upon the award rendered by the arbitrator or arbitrators may be entered in any court having jurisdiction thereof. Any such arbitration shall be conducted in Los Angeles, CA, or such other place as may be mutually agreed upon by the parties. Within fifteen (15) days after the commencement of the arbitration, each party select one person to act arbitrator, and the two arbitrators so selected shall select a third within ten (10) days of their appointment. Each party shall bear its own costs and expenses and an equal share of the arbitrator's expenses and administrative fees of arbitration.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Company
PowerSource Corporation                            Executive


/s/ Roman Gordon                                   /s/ Illya Bond
-----------------------                            --------------------
Roman Gordon                                       Illya Bond


/s/ German Teitelbaum
-----------------------
German Teitelbaum